FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 6, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓ Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 6th May 2025, in the Company’s registered office at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg, at 10:00 (Central European Time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

TENARIS S.A. Société Anonyme Registered office: L-2449 Luxembourg R.C.S. Luxembourg B 85 203 www.tenaris.com

Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 6th May 2025, in the Company’s registered office at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg, at 10:00 (Central European Time)

1.	Consideration of the Company’s consolidated annual report for the year ended 31st December 2024 which includes (i) the consolidated management report containing the financial and non-financial information required by applicable law; (ii) the related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2024, and on the annual accounts as at 31st December 2024; and (iii) the external auditors’ reports on such consolidated financial statements and annual accounts.

The Meeting resolved to acknowledge the Company’s consolidated annual report for the year ended 31st December 2024 which includes (i) the consolidated management report containing the financial and non-financial information required by applicable law; (ii) the related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2024, and on the annual accounts as at 31st December 2024; and (iii) the external auditors’ reports on such consolidated financial statements, annual accounts and sustainability statement

2.	Approval of the Company’s consolidated financial statements as of and for the year ended 31st December 2024.

The Meeting resolved to approve the Company’s consolidated financial statements as of and for the year ended 31st December 2024.

3.	Approval of the Company’s annual accounts as at 31st December 2024.

The Meeting resolved to approve the Company’s annual accounts as at 31st December 2024.

4.	Allocation of results and approval of dividend payment for the year ended 31st December 2024.

The Meeting resolved (i) to approve an Annual Dividend of US$0.83 per share (or US$1.66 per ADR), which represents an aggregate sum of approximately US$0.9 billion, it being understood that the Annual Dividend approved pursuant to this resolution includes the Interim Dividend of $0.27 per share ($0.54 per ADR) or approximately US$0.3 billion, paid on 20th November 2024, out of the Company’s retained earnings account; (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the Dividend Balance so approved, including the applicable record date, (iii) to pay the Dividend Balance so approved, in the amount of US$0.56 per share (or US$1.12 per ADR), in U.S. dollars, representing approximately US$0.6 billion, on 21st May 2025, out of the Company’s retained earnings reserve; and (iv) that the profit of the year ended 31st December 2024, be allocated to the Company’s retained earnings account, with both the Interim Dividend and the Dividend Balance being paid out of the Company’s retained earnings account.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31st December 2024.

The Meeting resolved to discharge all those who were members of the Board of Directors throughout the year ended 31st December 2024, from any liability in connection with the management of the Company’s affairs during such year.

6.	Election of the members of the Board of Directors.

The Meeting resolved to (i) maintain the number of members of the Board of Directors at eleven and (ii) re-appoint Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. Molly Montgomery, Ms. María Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel to the Board of Directors.

7.	Approval of the compensation payable to the members of the Board of Directors for the year ending 31st December 2025.

The Meeting resolved to approve that, as compensation for his/her services during the fiscal year 2025, (i) each of the members of the Board of Directors receive an amount of US$115,000; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000; and (iii) the Chairperson of the Audit Committee receive, further, an additional fee of US$20,000.

8.	Approval of the Company’s compensation report for the year ended 31st December 2024.

The Meeting resolved to approve the 2024 Compensation Report of the Company, which sets forth the compensation paid or payable to the members of the Board of Directors and to the Company’s chief executive officer, for the performance of their duties during the year ended 31st December 2024.

9.	Appointment of the Company’s statutory auditors for the fiscal year ending 31st December 2025, and approval of their fees.

The Meeting resolved to (i) appoint Forvis Mazars, Cabinet de révision agréé, as the Company’s statutory auditor for the fiscal year ending 31st December 2025, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2025 annual accounts; (ii) approve the statutory auditors’ fees for audit and audit-related services to be rendered during the fiscal year ending 31st December 2025, broken down into five reference currencies (Brazilian Reais, Canadian Dollars, Euro, Mexican Pesos and U.S. Dollars) up to a maximum amount for each currency equal to BRL74,100, CAD31,000, EUR942,564, MXN2,160,000 and USD271,630, and (iii) authorize the Audit Committee to approve any increase or reallocation of the statutory auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

10.	Authorization to the Company, or any subsidiary, to purchase, acquire or receive securities of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

The Meeting resolved to (i) renew the authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive shares, including shares represented by ADRs (“Securities”), on the terms and conditions set forth in the minutes of this Meeting; (ii) grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association of other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of Securities, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of Securities, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid; and (iii) authorize the Board of Directors to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization.

11.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

The Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.